Exemption No. 82-4637

COPY

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

03 FEB 10 AM 7:21

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

December 23, 2002

DELIVERED

Ontario Securities Commission
20 Queen Street West, 19th Floor
Toronto, Ontario
M5H 3S8

03003691

SUPPL

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067-M-1

Please be advised that ZTEST has granted 900,000 stock options of various types exercisable at $0.10 per share until December 17, 2007 (the "Options"). The Options are non-transferable. The Options were traded to five (5) directors and four (4) senior officers pursuant to the Stock Option Plan approved by shareholders at the Annual and Special Meeting held on June 28, 1996, and amended by the shareholders at the Annual and Special Meetings held on December 16, 1997, December 21, 1998, February 15, 2000, December 5, 2000 and February 19, 2002, in accordance with the rules of the TSX Venture Exchange, and in reliance upon Ontario Securities Commission Rule 45-503 (the "OSC Rule").

The following further information is provided pursuant to the OSC Rule:

1. Full Name and Address of Vendor:

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   Toronto, Ontario M2H 2C9

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   Toronto, Ontario M2H 2C9

   900,000 director and senior officer stock options to purchase common shares at $0.10 per share until December 17, 2007.

3. Date of Trade

   December 17, 2002

2/10

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

4.

Full Name of Purchaser	Number of Options Acquired	Expiry Date
William J. Brown 38 Owen Boulevard Toronto, Ontario M2P 1E9	75,000	Dec. 17, 2007
K. Michael Guerriero 30 Oakwood Drive Cambridge, Ontario N1R 5S3	75,000	Dec. 17, 2007
Donald Nurse 510 Branstone Drive Waterloo, Ontario N2T 1X8	75,000	Dec. 17, 2007
Wojciech Drzazga 12 Solway Avenue Brampton, Ontario L4Z 4E4	275,000	Dec. 17, 2007
John Perreault 7699 Smith Blvd. Pefferlaw, Ontario L0G 1N0	275,000	Dec. 17, 2007
William R. Johnstone 88 Divadale Drive Toronto, Ontario M4G 2P2	75,000	Dec. 17, 2007
Michael D. Kindy 7117 Hickling Crescent Mississauga, Ontario L5N 5A3	50,000	Dec. 17, 2007
Total	**900,000**	

5. Other Details:

Included with this correspondence is a cheque for $80.00 to cover the filing fee in relation hereto.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: Alberta Securities Commission (Via Ordinary Mail)
British Columbia Securities Commission (Via Ordinary Mail)
TSX Venture Exchange (Via Ordinary Mail)
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4637)** (Via Ordinary Mail)
ZTEST Electronics Inc. (Via Ordinary Mail)

Encl.

F:\WPDOC\STOCKOPT\GRANT\ZTEST\Various 900K optionsDec02.wpd

Johnstone & Company